UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                              MANOR CARE, INC.
   ----------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
   ----------------------------------------------------------------------
                      (Title of Class and Securities)


                                404134-10-8
   ----------------------------------------------------------------------
                               (CUSIP Number)


                        Lisa Bellamy (301) 592-1300
                         Realty Investment Company
       10770 Columbia Pike, Suite 100, Silver Spring, Maryland 20901
   ----------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               March 28, 2000
   ----------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                    13D

 CUSIP No.          404134-10-8                             (Page 2 of 3)


      This Statement constitutes Amendment No. 4 to the Statement on
      Schedule 13D filed with the Securities and Exchange Commission by Stewart Bainum, Jr. on October 5, 1998, as amended (the "Schedule 13D"), in connection with his beneficial ownership of shares of capital stock of Manor Care, Inc. Capitalized terms used but not defined in this Amendment and which are defined in the Schedule 13D shall have the respective meanings ascribed to such terms in the
      Schedule 13D.

 Item 4.  Purpose of Transaction.

      Item 4 is hereby amended and restated in its entirety to read as follows:

      As previously disclosed, in light of the Special Committee's previously announced exploration of various strategic alternatives, including a possible sale of the Issuer, the Reporting Person explored over the last several weeks the possibility of a leveraged recapitalization or similar transaction involving the Issuer. The Reporting Person recently informed the Special Committee of the Board of Directors of the Issuer that the Reporting Person had determined not to submit a proposal to the Special Committee at this time relating to such a possible transaction because the Reporting Person had concluded that no such proposal by him would have reflected the inherent long-term value of the Issuer.

      The Reporting Person presently intends to review his involvement in the Issuer on a continuing basis and reserves the right to explore ways to enhance the value of the shares of common stock of the Issuer, to maintain his holdings at current levels or sell or exchange all or a portion of his holdings in the open market, in any merger, sale of stock or assets or other extraordinary transaction that may be approved by the Issuer, or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of shares of Issuer common stock for purchase at satisfactory price levels; the continuing evaluation of the Issuer's businesses, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management and Board of Directors of the Issuer, including with respect to any extraordinary transaction involving the Issuer; and other future developments.

      Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
      Schedule 13D.


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  March 28, 2000

                                              /s/ Stewart Bainum, Jr.
                                        -----------------------------------
                                        Stewart Bainum, Jr.